UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 14, 2016

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

Group Governance

14 December 2016

ASX Listing Rules Appendix 3Y

Change of Director’s Interest Notice

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

We (the entities) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Mackenzie
Date of last notice	5 September 2016

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder)

Andrew Mackenzie has an indirect interest in 266,205 ordinary shares in BHP Billiton Plc and 55,200 ordinary shares in BHP Billiton Limited held by Pershing Nominees held jointly by Andrew Mackenzie and Elizabeth Mackenzie, of which Andrew Mackenzie is a beneficiary.

No change to these interests.

Date of change	9 December 2016

No. of securities held prior to change	Ordinary shares: BHP Billiton Plc 266,205 – Indirect BHP Billiton Limited 55,200 – Indirect

Options and other rights:

BHP Billiton Plc

151,609 – Maximum number of Performance Shares (ordinary shares of BHP Billiton Plc) under the Long Term Incentive Plan.

BHP Billiton Limited

778,313 – Maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan.

69,566 – Maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

Class	Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan

Number acquired	339,753 Performance Shares (BHP Billiton Limited) under the Long Term Incentive Plan

Number disposed	-

Value/Consideration	-

No. of securities held after change

Ordinary shares:

BHP Billiton Plc

266,205 – Indirect

BHP Billiton Limited

55,200 – Indirect

Options and other rights:

BHP Billiton Plc

151,609 – Maximum number of Performance Shares (ordinary shares of BHP Billiton Plc) under the Long Term Incentive Plan.

BHP Billiton Limited

1,118,066 – Maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the Long Term Incentive Plan.

69,566 – Maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the Short Term Incentive Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	This notification is in respect of the award of Performance Shares under the Long Term Incentive Plan.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	-

Nature of interest	-

Name of registered holder (if issued securities)	-

Date of change	-

No. and class of securities to which interest related prior to change	-

Interest acquired	-

Interest disposed	-

Value/Consideration	-

Interest after change	-

Part 3 – Closed period

Were the interests in the securities or contacts detailed above traded during a closed period where prior written consent was required?	No.

If so, was prior written clearance provided to allow the trade to proceed during this period?	Under BHP Billiton’s Securities Dealing Policy a Director cannot deal in BHP Billiton Securities without prior written clearance. This requirement applies to all dealings, including those that occur outside of a Closed Period.

If prior written clearance was provided, on what date was this provided?	N/A

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew	Tel: Fax:	+61 3 9609 3730 +61 3 9611 1044

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street, Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH UK

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: December 14, 2016	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary